UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date July 29, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to the composition of our Audit Committee. The announcement reflects the appointment of Pontas Tambunan as an additional member of the Audit Committee effective as of July 27, 2016, the Board of Commissioners’ decree relating to which was executed on July 27, 2016.

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on April 1, 2016 with the U.S. Securities and Exchange Commission.  Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

TEL. 194/PR000/COP-A0070000/2016

To

Commissioner of Indonesian Financial Service Authority

Up. Head  Executive of Capital Market Supervisor

Sumitro Djojohadikusumo Building

Kompleks Perkantoran Kemkeu RI

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

About : The Composition of Audit Committee of PT Telkom Indonesia (Persero) Tbk

In order to comply with Indonesian Financial Service Authority Regulation No.55/POJK.04/2015 regarding establishment and implementation of Audit Committee, we would like to inform the composition of Audit Committee as follows:

Chairman/Member Secretary/Member Member	: : :

Rinaldi Firmansyah (Independent Commissioner)

Tjatur Purwadi (Independent Member)

1.      Margiyono Darsasumarja (Independent Commissioner)

2.      Dolfie Othniel Fredric Palit (Commissioner/ Non Voting Member)

3.      Pontas Tambunan (Commissioner/ Non Voting Member)

4.      Sarimin Mietra Sardi (Independent Member)

July 29, 2016

Sincerely yours,

/s/Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.         PT Bursa Efek Indonesia through  IDXnet

2.         Telkom’s Trustee (CIMB Niaga), Fax. (021) 250 5777

3.         Telkom’s Trustee (Bank Permata), Fax. (021) 250 0529